TSX/NYSE/PSE: MFC	SEHK: 945
C$ unless otherwise stated
For Immediate Release
January 19, 2018

Manulife announces intention to redeem
 2.819% Fixed/Floating Subordinated Debentures

TORONTO – The Manufacturers Life Insurance Company ("MLI") today announced its intention to redeem at par on February 26, 2018 all of its outstanding $200,000,000 principal amount of 2.819% Fixed/Floating Subordinated Debentures (the "Debentures") due February 26, 2023. The Debentures are redeemable at MLI's option on or after February 26, 2018 at a redemption price per Debenture equal to par, together with accrued and unpaid interest to but excluding the date of redemption. Formal notice will be delivered to holders of Debentures in accordance with MLI's Amended and Restated Trust Indenture.
Interest on the Debentures will cease to accrue on the redemption date.
Caution regarding forward-looking statements
This document contains forward-looking statements within the meaning of the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995 with respect to MLI's intention to redeem the Debentures. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to general business and economic conditions. Additional information about material factors that could cause actual results to differ materially from expectations may be found in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.
About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people achieve their dreams and aspirations by putting customers' needs first and providing the right advice and solutions. We operate primarily as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2016, we had approximately 35,000 employees, 70,000 agents, and thousands of distribution partners, serving more than 22 million customers. As of September 30, 2017, we had over $1 trillion (US$806 billion) in assets under management and administration, and in the previous 12 months we made $27.1 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact: Sean B. Pasternak Manulife (Toronto) 416-852-2745 sean_pasternak@manulife.com	Investor Relations: Robert Veloso Manulife (Toronto) 416-852-8982 robert_veloso@manulife.com

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